UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54651

APPLE REIT TEN, INC.
(Apple REIT Ten, Inc., formerly 34 Consolidated, Inc., as successor by merger to Apple REIT Ten, Inc.)
(Exact name of registrant as specified in its charter)

814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units (Each Unit is equal to one common share, no par value, and one Series A preferred share, no par value)
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None*

*Apple REIT Ten, Inc. merged with and into 34 Consolidated, Inc. effective September 1, 2016, at which time the separate corporate existence of Apple REIT Ten, Inc. ended.  Following the merger, 34 Consolidated, Inc. changed its name to Apple REIT Ten, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Apple REIT Ten, Inc., formerly 34 Consolidated, Inc. and as successor by merger to Apple REIT Ten, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APPLE REIT TEN, INC.

Date: September 1, 2016	By:	/s/ Bryan Peery
Name: Bryan Peery
Title: President